February 28, 2014

Ms. Stephanie Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 4561

Washington, DC 20549-4561

Re:	New Corporation Amendment No. 2 to Registration Statement on Form 10 – File No. 001-36228

On behalf of New Corporation (f/k/a SLM Corporation), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment No. 2”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from the Registration Statement as filed on February 7, 2014. The Registration Statement has been revised in response to the Staff’s comments and to update the Registration Statement for year-end financial information.

Furthermore, we are providing the following responses to your comment letter, dated February 20, 2014, regarding the Registration Statement. To assist your review, we have included the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Amendment No. 2. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Registration Statement.

On February 25th, we announced the new brand name for NewCo, which is “Navient.” Hence, the name “Navient” has replaced “NewCo” throughout the Registration Statement.

Item 1A. Risk Factors

Our credit ratings are important to our liquidity, page 20

1.	We note your response to prior comment one. Please quantify the increased costs of funds for the fiscal year ended December 31, 2013 as a result of the negative ratings actions in May 2013.

Response

We have included Exhibit 1 “SLM Bond Curve” for your reference. It shows that our unsecured debt credit spreads increased immediately following the announcement of the spin as a result of the negative rating actions in May 2013. For example, for a bond that would mature in March 2020 the spread to LIBOR increased from 3.81% to 5.17%. However, as of February 20, 2014 that spread has decreased to LIBOR plus 3.47%. As a result, today Existing SLM actually has a lower unsecured debt cost of funds than existed immediately prior to the spin announcement. It would be very hard, if not impossible, to quantify the exact increased cost of funds for 2013 as it relates to just the negative rating actions in May 2013. There are many factors that impact our cost of funds (economic, legislative, regulatory, general market conditions, quarterly earnings results). We issued $2.25 billion of unsecured debt in 2013 subsequent to the announcement of the spin. As of December 31, 2013 we had approximately $150 billion of debt outstanding. Only the cost of funds on the $2.25 billion of unsecured debt issued in 2013 post the announcement of the spin would have been potentially impacted by the negative rating actions in May 2013. This $2.25 billion of unsecured debt is immaterial to our overall funding mix as well as our overall results for 2013 and as described above our unsecured cost of funds is now lower than the pre spin announcement cost of funds. Accordingly, we have made no further changes to this risk factor.

The Separation and Distribution, page 39

Treatment of Equity-Based Compensation, page 45

2.	We note your disclosure that Existing SLM equity awards granted prior to February 4, 2014 will be divided into both SLM BankCo and NewCo equity awards, while equity awards granted on or after February 4, 2014 will become solely equity awards of the holder’s post-distribution employer. Please provide us with a detailed analysis explaining how the modification of Existing SLM equity awards will be accounted for. In this regard, we note that you intend to set the exercise prices of the new awards in order to maintain the “intrinsic value” of the Existing SLM awards immediately prior to the distribution; however, ASC 718-20-35-6 requires a comparison of the “fair values” of such awards both pre- and post-distribution in order to determine whether additional compensation cost must be recorded. Further, it is unclear how any unrecognized compensation expense related to unvested awards will be treated in both NewCo and BankCo financial statements post-separation.

Response

We agree that ASC 718-20-35-6 will require us to compare the fair value (not intrinsic value) of stock awards pre and post distribution in order to determine whether additional compensation cost must be recorded. The disclosure referenced above in Amendment No. 1 was not intended to be an accounting discussion. If the fair value of the stock awards is greater post distribution than pre distribution we will recognize the difference immediately through net income. Unrecognized compensation expense related to unvested awards will be amortized post spin consistently with their current amortization schedule and will follow the employee. We are still considering different manners in which stock awards may be adjusted based on pre and post distribution fair values. If there is compensation expense that is required to be recognized immediately upon distribution (because the fair value of the post distribution award is greater than pre distribution) the Company does not currently expect that to be a material amount.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 49

Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2013, page 51

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 54

3.	We note your response to prior comment 8 and the revisions you made to your footnote disclosure of pro forma adjustment (c)4. We understand that part of this adjustment was to remove the intercompany payable from BankCo to NewCo that was eliminated in the consolidated financial statements of Existing SLM but shown as outstanding on the standalone financial statements of BankCo. However, we are unclear as to why this adjustment also includes the removal of an intercompany receivable from BankCo to NewCo, given that this amount should have been eliminated in the consolidated financial statements of Existing SLM. Please advise, and revise your disclosures as necessary.

Response

As of September 30, 2013 BankCo has a $325 million intercompany payable to Navient. On a consolidated basis (Existing SLM) this amount is eliminated. The adjustment to the “Other assets” line of the balance sheet is adding this $325 million intercompany receivable to Navient’s proforma balance sheet as it will be considered a third party receivable post spin. Existing SLM’s other assets is $7.420 billion. The $325 million intercompany receivable from BankCo is added to the $7.420 billion to include this receivable on a proforma basis. Because column 3 (“Less: Historical I/C charges,….) is being subtracted from column 1 (“Existing SLM”) the other asset adjustment is a negative. This results in the $325 million being added to Existing SLM to arrive at Navient proforma. The end result is Navient Proforma’s Other assets includes the $325 million receivable from BankCo.

2013 Management Objectives, page 65

4.	Please revise the tone and tense of this section so that it consistently focuses on the results of your management objectives in 2013 rather than describing what you hoped to achieve in 2013.

Response

Please see pages 64 through 66 of this Amended Form 10. The Management Objectives are updated for full year results and are directly from our 2013 Form 10k filed on February 19, 2014. We believe it has been written to consistently focus on the results of our management objectives in 2013.

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In addition to updating the Registration Statement for year-end financial data (including audited 2013 financial statements), we have made progress on the various inter-company separation and transition agreements referenced in “Certain Relationships and Related Party Transactions”. Forms of several of those agreements are being included as Exhibits with the current filing, and we anticipate all Exhibits will be filed by the second week of March, with appropriate updates to related disclosure in the Registration Statement.

In evaluating which of the inter-company agreements should be filed as an Exhibit to the Registration Statement, we have determined that the following agreements referenced in “Certain Transactions and Related Party Transactions” in the Registration Statement do not need to be filed: the joint marketing agreement; the data sharing agreement; and the key systems agreement. All three agreements are described for purposes of completeness of disclosure only. That having been said, none of them are material to the registrant, Navient. Navient is the primary service provider under the joint marketing agreement, and the sole service provider under the key systems and data sharing agreements. Hence, the conduct of Navient’s business will not be dependent upon, or materially impacted by, any of those agreements. In each case the amounts paid to Navient for its services will be de minimis. Under the joint marketing agreement, the amount payable by Navient to SLM BankCo will be a flat fee of approximately $50,000.

Please feel free to contact me at (703) 984-6829 or Robert W. Murray Jr. of Baker Botts L.L.P. at (212) 408-2540 should you require further information or have any questions regarding the contents of this letter or the Amendment.

Sincerely,

/s/ Ted Morris
Ted Morris Senior Vice President and Controller

Copy to:	Todd Schiffman
Assistant Director – Financial Services I
Securities and Exchange Commission

Laurent C. Lutz
Executive Vice President and General Counsel
SLM Corporation

Exhibit

Exhibit 1

SLM Bond Curve
Mid Market Spread to LIBOR Z-Spread
Comparison of Spreads Pre and Post Spin Announcement
Spread to LIBOR Z-Spread
5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
Nov-2014
Mar-2015
Jul-2015
Nov-2015
Mar-2016
Jul-2016
Nov-2016
Mar-2017
Jul-2017
Nov-2017
Mar-2018
Jul-2018
Nov-2018
Mar-2019
Jul-2019
Nov-2019
Mar-2020
Jul-2020
Nov-2020
Mar-2021
Jul-2021
Nov-2021
Mar-2022
Jul-2022
Nov-2022
Mar-2023
Jul-2023

	11/14/2014	4/15/2015	9/10/2015	1/25/2016	1/25/2017	9/25/2017	6/15/2018	1/15/2019	6/17/2019	3/25/2020	1/25/2022	1/25/2023
5/23/2013	1.06%	1.51%	1.70%	1.97%	2.67%	2.80%	3.45%			3.81%	3.66%	3.46%
6/6/2013	1.95%	2.53%	2.66%	3.26%	3.92%	4.00%	4.77%			5.17%	4.91%	4.49%
2/20/2014	0.55%	1.06%	1.38%	1.52%	2.10%	2.38%	2.78%	3.03%	3.05%	3.47%	3.73%	3.48%